For the annual period ended July 31, 2011
File number 811-09439
Prudential Investment Portfolios 5



SUB-ITEM 77I
New or Amended Share Classes


      The Board of Trustees has authorized the issuance of two new classes of shares for the Prudential Small-Cap Value Fund, designated Class R and Class Z. Class R shares are subject to a 0.75 Rule 12b-1 fee and Class Z is not subject to any Rule 12b-1 fee. Neither class is subject to an initial or contingent deferred sales charge. The two new classes are expected to be offered to a limited group of eligible investors on or about September 26, 2011.